EXHIBIT 4.3A


                             SHAREHOLDER RESOLUTION


         RESOLVED, that the amendments to the General Communication, Inc. Amended and Revised 1986 Stock Option Plan adopted by the board of directors of the Company at its November 29, 2001 and February 7, 2002 meetings, increasing the number of shares authorized and allocated to the plan by 2.0 million shares for a total allocation of 10.7 million shares of Company Class A common stock and otherwise amending the plan to provide for an upper limit of 500,000 shares per year on the number of shares that may be granted to a participant in the plan, are hereby approved by the shareholders of the Company.

         DATED this 6th day of June, 2002.


                                   /s/
                                   John M. Lowber
                                   Secretary